UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
 ___________________

FORM 6-K
     ___________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 09 July 2025

Commission File Number: 001-14958
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 cc

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)
      ___________________

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 09 July 2025 — Result of AGM

Exhibit 99.1

9 July 2025

National Grid plc ("National Grid" or the "Company")

Publication of AGM Results

The Company announces that the following resolutions were duly passed at the Company's 2025 Annual General Meeting ("AGM") which was held today at 11.00am at The Ramphal Building, Warwick Conferences, The University of Warwick, Library Road, Coventry, CV4 7AL.

The results of the poll for each resolution are as follows:

Resolution		Votes For	For (% of shares voted)	Votes against	Against (% of shares voted)	Votes Withheld**
1	To receive the Annual Report and Accounts	3,731,796,038	99.89	4,105,280	0.11	14,684,028
2	To declare a final dividend	3,743,251,034	99.85	5,523,573	0.15	1,811,099
3	To re-elect Paula Rosput Reynolds	3,544,996,098	94.74	196,710,527	5.26	8,878,820
4	To re-elect John Pettigrew	3,741,684,657	99.83	6,283,401	0.17	2,616,729
5	To re-elect Andy Agg	3,730,304,935	99.55	16,905,566	0.45	3,374,695
6	To re-elect Jacqui Ferguson	3,740,749,849	99.82	6,696,811	0.18	3,138,961
7	To re-elect Ian Livingston	3,740,544,555	99.81	7,149,253	0.19	2,890,923
8	To re-elect Iain Mackay	3,737,847,219	99.74	9,639,770	0.26	3,098,207
9	To re-elect Anne Robinson	3,740,852,335	99.83	6,552,788	0.17	3,180,397
10	To re-elect Earl Shipp	3,669,763,202	97.92	77,907,689	2.08	2,913,737
11	To re-elect Jonathan Silver	3,656,834,829	97.58	90,676,815	2.42	3,073,451
12	To re-elect Tony Wood	3,686,515,739	98.38	60,835,510	1.62	3,233,847
13	To re-elect Martha Wyrsch	3,728,006,578	99.47	19,686,333	0.53	2,892,144
14	To re-appoint Deloitte LLP as the Company's auditor	3,732,611,937	99.85	5,686,195	0.15	12,284,438
15	To authorise the Audit & Risk Committee of the Board to set the auditor's remuneration	3,738,358,971	99.73	10,018,421	0.27	2,207,821
16	To approve the Directors' Remuneration Policy	3,685,950,437	98.38	60,744,294	1.62	3,887,926
17	To approve the Directors' Remuneration Report	3,696,729,872	98.65	50,421,127	1.35	3,434,723
18	To authorise the Company to make political donations	3,660,332,144	97.95	76,490,010	2.05	13,763,426
19	To approve an increased borrowing limit	3,720,180,953	99.34	24,814,818	0.66	5,589,574
20	To authorise the Directors to operate the Scrip Dividend Scheme	3,740,437,254	99.83	6,453,945	0.17	3,691,758
21	To authorise capitalising reserves for the Scrip Dividend Scheme	3,739,959,998	99.82	6,783,647	0.18	3,841,035
22	To authorise the Directors to allot shares	3,600,016,918	96.07	147,319,102	3.93	3,244,646
23*	To disapply pre-emption rights	3,687,192,168	98.46	57,849,510	1.54	5,541,726
24*	To disapply pre-emption rights for acquisitions	3,693,924,923	98.59	52,913,928	1.41	4,144,553
25*	To authorise the Company to purchase its own shares	3,733,571,264	99.74	9,660,330	0.26	7,350,529
26*	To authorise the Directors to hold general meetings on 14 clear days' notice	3,519,264,145	93.91	228,302,050	6.09	3,016,504

*Special resolution
**A "Vote withheld" is not a vote in law and is not counted in the calculation of the votes "For" or "Against" a resolution.
The percentage of Issued Share Capital voted on was 76.48%

As required by the Listing Rules of the Financial Conduct Authority, copies of AGM resolutions numbered 23-26 (inclusive) have been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available to the public for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 09 July 2025